Eco Building International, Inc.
c/o City Zone Holdings Limited
Unit 106, Tern Centre, Tower II
251 Queen’s Road
Central, Hong Kong, People’s Republic of China

May 25, 2010
Mail Stop 3561

Via EDGAR
William H. Thompson
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Eco Building International, Inc. Item 4.01 Form 8-K Filed May 3, 2010 File No. 333-160476

Dear Mr. Thompson:

By letter dated May 4, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Eco Building International, Inc. (“Eco Building” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Current Report on Form 8-K (the “Current Report” or the “Form 8-K”) filed on May 3, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Item 4.01 8-K Filed May 3, 2010

1.	Our records show your file number as 333-160476 rather than 5080 that appears on the cover page. Please revise to include the correct file number.

RESPONSE: We have revised the cover page on the Form 8-K to state our file number as “333-160476” and not “5080.”

2.	Please revise to state throughout that George Stewart, CPA was dismissed, as opposed to terminated, and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

RESPONSE: We have revised the disclosure on the Form 8-K to state throughout that George Stewart, CPA was “dismissed” and not “terminated,” as of April 27, 2010.

3.	Please file an updated letter from George Stewart, CPA as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulations S-K.

RESPONSE: We have filed an updated letter from George Stewart, CPA as an exhibit to the amendment filed in response to your comments

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under e federal securities laws of the United States.

Sincerely,

Jianming Hao
Jianming Hao
Chief Executive Officer